P.E. 2/11/02

02017069

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant's name in English)

Rua Coronel Dulcidío, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

COPEL
Companhia Paranaense de Energia

FOR IMMEDIATE RELEASE

Contacts:

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Head of Investor Relations
Othon Mäder Ribas
Othon@copel.com
5541-222-2871
Solange Maueler
solange@copel.com
5541-331-4359

www.copel.com

Thomson Financial Corporate Group
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@tfn.com
Richard Huber (New York)
(212) 701-1830
richard.huber@tfn.com

COPEL SHAREHOLDERS APPROVE R$500 MM DEBENTURE ISSUE

February 19, 2002 – Curitiba, Parana, Brazil – COMPANHIA PARANAENSE DE ENERGIA – COPEL [NYSE: ELP], announced today that its shareholders have approved the issuance of R$500 million in debentures, during an Extraordinary Shareholders Meeting held this afternoon.

The debentures will be issued in three series (or tranches) with the following characteristics: Series 1 and 2 in the amount of R$100 mm each, indexed to the CDI interbank deposit rate and with a maturity of 5 years; and Series 3, in the amount of R$300 mm, indexed to the IGP-M inflation rate and with a maturity of 5 years.

The debentures are being issued to finance the company's Capex program for 2002-2004, and/or to rollover a portion of COPEL's debt.

Companhia Paranaense de Energia *- Copel is one of Brazil's largest electric utilities. With over 2.9 million customers, COPEL generates, transmits, transforms and distributes electric power to the entire Brazilian State of Paraná. The company's major customers are industrial, residential and rural electricity consumers. COPEL generates electricity through the operation of seventeen hydroelectric plants and one thermoelectric plant.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Date: February 26, 2002

By ______________________________

Name: Ricardo Portugal Alves
Title: Principal Financial Officer